Exhibit 99.1

TD Bank Announces Redemption of 5.763% Subordinated Debentures

TORONTO - November 7, 2017 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it intends to exercise its right to redeem on December 18, 2017 (the “Redemption Date”), all of its outstanding $1.8 billion 5.763% subordinated debentures due December 18, 2106, at a redemption price of 100 per cent of the principal amount. Notice will be delivered to the debenture holders in accordance with the debenture conditions. Interest on the debentures will cease to accrue on and after the Redemption Date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves approximately 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had CDN$1.2 trillion in assets on July 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Gillian Manning

Investor Relations

416-308-9030

Alison Ford

Media Relations, Corporate & Public Affairs

416-982-5401